Exhibit 99.1

Ground Floor, 28 Greenhill Road, Wayville, South Australia 5067 ACN 112 202 883

Telephone:  +61 8 8274 2128           Facsimile: +61 8 8132 0766   www.sundanceenergy.com.au

Sundance Energy Australia Limited ABN 76 112 202 883

Not for release to US wire services

General Manager

The Company Announcements Office

Australian Securities Exchange

SUNDANCE RE-DOMICILIATION: FIRST COURT APPROVAL

Sundance Energy Australia Limited (ASX: SEA) (NASDAQ: SNDE) (the “Company” or “Sundance”) is pleased to announce that the Federal Court of Australia has today (1 October 2019) approved orders to convene a meeting of Sundance’s shareholders to consider and vote on the Company’s proposed re- domiciliation from Australia to the United States via a Scheme of Arrangement (the “Scheme”), under which a newly formed US corporation (“Holdco”) will become the ultimate parent company of the Sundance group of companies following the implementation of the Scheme. Pursuant to the Scheme, Sundance shareholders will be entitled to receive one share in Holdco for every 100 Sundance shares held by Sundance shareholders on the Scheme record date.

A further announcement attaching a full copy of the Scheme Booklet, as approved by the Federal Court, will be released by Sundance following registration of the Scheme Booklet by the Australian Securities and Investments Commission (“ASIC”). The Scheme Booklet includes the Notice of Scheme Meeting and an Independent Expert’s Report prepared by KPMG Financial Advisory Services (Australia) Pty Ltd, which concludes that, in their opinion, the Scheme is in the best interest of Sundance shareholders.

The Directors of Sundance reinforce their recommendation that Sundance shareholders vote in favour of the Scheme and intend to vote Sundance shares in their control in favour of the Scheme, in the absence of a superior proposal and subject to the Independent Expert continuing to conclude that the Scheme is in the best interests of Sundance shareholders.

Indicative timetable

The timetable for completion of the Scheme is:

Sundance Scheme Meeting	10:00 am (Sydney time) on 8 November 2019

Second Court Date for approval of the Scheme	14 November 2019

Effective Date Sundance shares suspended from trading on ASX from close of trading on ASX	14 November 2019

Share Sale Facility election for eligible Sundance shareholders who wish to participate in the Share Sale Facility.	5:00 pm (Melbourne time) on 19 November 2019

Scheme Record Date for determining entitlement to the Scheme consideration.	7:00 pm (Sydney time) on 19 November 2019

Implementation Date Issue of Holdco shares to Scheme shareholders	26 November 2019

Nasdaq trading of Holdco shares to commence	Promptly following the Implementation Date

Share Sale Facility Proceeds distributed to those Scheme shareholders who participate in the Share Sale Facility	The sale and distribution may require several months.

This timetable is indicative only and, among other things, is subject to the satisfaction of or, where applicable, waiver of the conditions precedent set out in the Scheme Implementation Agreement, and to all necessary shareholder, Court and regulatory approvals. Sundance has the right to vary any or all of these dates and times, subject to the approval of such variation by the ASX, the Court and Holdco, where required. Any variation to the timetable set out above will be announced to ASX and published on Sundance’s website at www.sundanceenergy.com.au. Further details are set out in the Scheme Booklet.

About Sundance Energy Australia Limited

Sundance Energy Australia Limited (“Sundance” or the “Company”) is an Australian-based, independent energy exploration company, with headquarters in Denver, Colorado, USA. The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford. A comprehensive overview of the Company can be found on Sundance’s website at www.sundanceenergy.net

Summary Information

The following disclaimer applies to this document and any information contained in it. The information in this release is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s periodic and continuous disclosure announcements lodged with ASX Limited that are available at www.asx.com.au and Sundance’s filings with the US Securities and Exchange Commission available at www.sec.gov.

Forward-Looking Statements

This release may contain forward-looking statements. These statements relate to the Company’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.

These forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this release and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. These include, but are not limited to, risks or uncertainties associated with the discovery and development of oil and natural gas reserves, cash flows and liquidity, business and financial strategy, budget, projections and operating results, oil and natural gas prices, amount, nature and timing of capital expenditures, including future development costs, availability and terms of capital and general economic and business conditions. Given these uncertainties, no one should place undue reliance on any forward-looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf. Although every effort has been made to ensure this release sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Not for Release to US wire services

This announcement has been prepared for publication in Australia and may not be released to US wire services. This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or any other jurisdiction. Any securities described in this announcement have not been registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States except in transactions exempt from, or not subject to, registration under the US Securities Act and applicable US state securities laws.

For more information, please contact: United States: John Roberts VP Finance & Investor Relations Tel: +1 (720) 638-2400		Eric McCrady CEO and Managing Director Tel: +1 (303) 543-5703

Australia: Mike Hannell Chairman
Tel:	+61 (0)418 834 957 or
+61 8 8274 2128